EXHIBIT 99.1

Cronos Group Inc. Announces C$2.4 Billion Strategic Investment from Altria Group, Inc.

Provides Cronos Group with Additional Capital and Complementary Expertise to Accelerate Its
Expansion and Innovation in the Rapidly Growing Global Cannabis Industry

TORONTO, Dec. 7, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company") today announced that it has entered into a subscription agreement (the "Subscription Agreement") with Altria Group, Inc. (NYSE: MO) ("Altria") pursuant to which Altria has agreed to make an approximately C$2.4 billion equity investment in Cronos Group (the "Transaction") on a private placement basis in exchange for common shares in the capital of the Company (the "Shares"). Altria will also receive Warrants of Cronos Group (the "Warrants"), that if fully exercised, would provide the Company with an additional approximately C$1.4 billion of proceeds. The Shares issuable to Altria pursuant to the Subscription Agreement will result in Altria holding an approximately 45% ownership interest in Cronos Group (calculated on a non-diluted basis), exercise of the Warrants would result in incremental ownership of 10% for a total potential ownership position of 55%. This strategic partnership provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete, scale and lead the rapidly growing global cannabis industry.

"Altria is the ideal partner for Cronos Group, providing the resources and expertise we need to meaningfully accelerate our strategic growth," said Cronos Group's Mike Gorenstein, Chairman, President and Chief Executive Officer. "The proceeds from Altria's investment will enable us to more quickly expand our global infrastructure and distribution footprint, while also increasing investments in R&D and brands that resonate with our consumers. Importantly, Altria shares our vision of driving long-term value through innovation, and we look forward to continuing to differentiate in this area. As one of the largest holding companies in the adult consumer products sector, Altria has decades of experience in regulatory, government affairs, compliance, product development and brand management that we expect to leverage, particularly as new markets for cannabis open around the world."

"Investing in Cronos Group as our exclusive partner in the emerging global cannabis category represents an exciting new growth opportunity for Altria," said Howard Willard, Altria's Chairman and Chief Executive Officer. "We believe that Cronos Group's excellent management team has built capabilities necessary to compete globally, and we look forward to helping Cronos Group realize its significant growth potential."

Benefits of the Transaction

  Accelerates Cronos Group's pace of growth and expansion. The growth opportunities for Cronos Group are significant and extend across the globe as markets open. With Altria's resources, Cronos Group expects to be even better positioned to support cannabinoid innovation, create differentiated products and brands across medicinal and recreational categories, and expand its global footprint and growing production capacity.
  Bolsters Cronos Group's ability to be an innovation leader in the cannabis industry. Cronos Group's research collaborations with Gingko Bioworks to develop cultured cannabinoids and its partnership with the Technion Research and Development Foundation for cannabinoid-based skin care treatments are just two recent examples of how the Cronos Group intends to use innovation and its growing intellectual property portfolio to develop new applications for cannabinoids across a range of products and categories. Altria shares Cronos Group's commitment to innovation, medical cannabis research and state of the art product development.
  Leverages Altria's product design, manufacturing, marketing and distribution capabilities and expertise. Cronos Group expects to work with Altria to rapidly expand its product offerings in markets as regulations permit, including device technology. Altria has significant expertise that can serve as building blocks for cannabis vape products. Altria also brings considerable experience with large-scale manufacturing automation, pre-roll technology and supply chain management. In addition, by investing the incremental capital, Cronos Group expects to enhance its attractiveness as a potential partner to other medicinal and consumer focused partners that may work with the Company to further expand its product offerings and distribution capabilities for the benefit of its shareholders.
  Provides expertise in successfully navigating complex regulatory landscapes. Altria has a strong record of managing multi-faceted regulatory, compliance and government affairs environments related to taxation, product registration, shipping and other legal issues that Cronos Group expects to be able to leverage as cannabis markets develop and open around the world.
  Raises capital at a premium valuation and delivers even greater upside opportunities for Cronos Group shareholders, employees and partners. Under the terms of the agreement, Altria has agreed to acquire 146.2 million Shares at a price of C$16.25 per Share. The price per Share represents a 41.5% premium to the Company's 10-day volume weighted average price ("VWAP") on the TSX, ending November 30, 2018, the last unaffected trading day prior to when Cronos Group publicly disclosed preliminary discussions with Altria. The strategic investment combined with Altria's expertise and complementary capabilities are expected to better position Cronos Group for significant growth and value creation with benefits to all of the Company's stakeholders, including its holders of Shares (the "Shareholders"), employees and partners.

Board Recommendation

The Board of Directors of Cronos Group (the "Board"), after consultation with its legal and financial advisors, has unanimously determined that the Transaction is in the best interest of Cronos Group and is unanimously recommending that Shareholders vote in favor of the Transaction. The Board has received an opinion from its financial advisor, Lazard Canada Inc., that as of the date thereof and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Key Transaction Terms

Equity Investment

Pursuant to the Subscription Agreement, Altria has agreed to acquire 146.2 million Shares at closing at a price of C$16.25 per Share, which represents a 41.5% premium to the 10-day VWAP of the Shares on the TSX on November 30, 2018, the last unaffected trading day prior to when Cronos Group publicly disclosed preliminary discussions with Altria.

Altria will also receive Warrants at closing entitling it to acquire up to an additional 10% ownership position in the Company exercisable from time to time, for a period of four years following closing for an exercise price of C$19.00 per Share, which represents an implied premium of 65.5% to the 10-day VWAP of the Shares on the TSX on November 30, 2018. Altria's ownership interest in Cronos Group would be approximately 55% (calculated on a non-diluted basis). Additionally, the Warrants will contain certain anti-dilution provisions.

Governance Rights

Pursuant to an investor rights agreement to be entered into, at closing (the "Investor Rights Agreement"), Altria will have the right to nominate four directors, including one independent director, to serve on the Board of Directors of Cronos Group, which will be expanded from five to seven directors in connection with the Transaction.

Altria's Exclusive Cannabis Partner

Under the Investor Rights Agreement, Altria has agreed to make Cronos Group its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions.

At closing, the parties are also expected to enter into commercial support agreements under which Altria will provide services relating to marketing and brand management, government affairs, regulatory affairs, and research and development.

Closing and Approvals

The Transaction is expected to close in the first half of 2019, subject to certain customary closing conditions including the receipt of approval from the TSX, and receipt of regulatory approval pursuant to the Investment Canada Act. In addition, under applicable TSX rules, the Transaction will require approval by at least the majority of the votes cast by Shareholders present at a special meeting of Shareholders as the Transaction is expected to materially affect control of Cronos Group.

Additional Information

Further information regarding the transaction will be included in the management information circular to be mailed to Shareholders in connection with the Company's special meeting of Shareholders to approve the transaction. Copies of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of Warrant and the form of Investor Rights Agreement, will be filed on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The above descriptions of the terms and conditions of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of Warrant and the form of Investor Rights Agreement, are qualified in their entirety by the terms of the Subscription Agreement which will be filed on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Advisors

Lazard Canada Inc. is serving as financial advisor to Cronos Group, and Sullivan & Cromwell LLP and Blake, Cassels & Graydon LLP are legal counsel.

Perella Weinberg Partners LP is serving as financial advisor to Altria, and Wachtell, Lipton, Rosen & Katz and Goodmans LLP are legal counsel. Hunton Andrews Kurth LLP is providing legal counsel to Altria regarding the financing.

Analyst / Investor Conference Call and Webcast

Cronos Group will host a conference call and webcast today, Friday, December 7 at 8:30 a.m. ET to discuss today's announcement.

The conference call can be accessed by dialing (647) 427-7450 for callers from the U.S. and (888) 231-8191 for international callers. The confirmation code is 9359909.

A live webcast of the conference call will be available at https://thecronosgroup.com/investor-relations.

A replay of the conference call will be available for approximately two weeks, from December 7, 2018 through December 21, 2018, and can be accessed by dialing (855) 859-2056 and providing the 9359909 confirmation code.

The webcast will also be archived at https://thecronosgroup.com/investor-relations.

About Cronos Group

Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across five continents. Cronos Group operates two wholly-owned Canadian licensed producers: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. Cronos Group has multiple international production and distribution platforms across five continents. Cronos Group intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

About Altria

Altria's wholly-owned subsidiaries include Philip Morris USA Inc., U.S. Smokeless Tobacco Company LLC, John Middleton Co., Sherman Group Holdings, LLC and its subsidiaries, Nu Mark LLC, Ste. Michelle Wine Estates Ltd. (Ste. Michelle) and Philip Morris Capital Corporation. Altria holds an equity investment in Anheuser-Busch InBev SA/NV (AB InBev).

The brand portfolios of Altria's tobacco operating companies include Marlboro®, Black & Mild®, Copenhagen®, Skoal®, VERVE®, MarkTen® and Green Smoke®. Ste. Michelle produces and markets premium wines sold under various labels, including Chateau Ste. Michelle®, Columbia Crest®, 14 Hands® and Stag's Leap Wine Cellars™, and it imports and markets Antinori®, Champagne Nicolas Feuillatte™, Torres® and Villa Maria Estate™ products in the United States. Trademarks and service marks related to Altria referenced in this release are the property of Altria or its subsidiaries or are used with permission. More information about Altria is available at altria.com and on the Altria Investor app.

Take a closer look at Altria and its companies on altria.com.

Follow Altria on Twitter at @AltriaNews.

Forward-Looking Statements

This communication contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this communication, include, but are not limited to, statements with respect to: the proposed investment by Altria Group in Cronos Group (the "proposed transaction"), our business and operations, our strategy for future growth, expanding our global footprint, including the timing thereof, our intention to build an international iconic brand portfolio and develop disruptive intellectual property and our ability to build an industry leading company that transforms the perception of cannabis and responsibly elevates the consumer experience. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the future statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information then currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this communication. Such factors include, without limitation, the ability to complete the proposed transaction between Cronos Group and Altria Group on anticipated terms and timetable; the ability to obtain approval by the shareholders of Cronos Group related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the subscription agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, any conditions imposed on the parties in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; Cronos Group's ability to manage disruptions in credit markets or changes to its credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed in Cronos Group's current MD&A and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov, respectively. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this communication and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. Cronos Group undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law or regulation.

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For further information: Investor Relations Contact: Anna Shlimak, (416) 504-0004, investor.relations@thecronosgroup.com; Media Contact: Adam Pollack or Mahmoud Siddig, Joele Frank, Wilkinson Brimmer Katcher, (212) 355-4449

CO: Cronos Group Inc.

CNW 07:15e 07-DEC-18